UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      April 7, 2006


Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2, Canada

      Re:	Gran Tierra Energy Inc.
      Registration Statement on Form SB-2
      	Filed March 10, 2006
      	File No. 333-132352

      	Form 10-KSB for the fiscal year ended December 31, 2005
      	Filed March 10, 2006
      	File No. 333-111656

Dear Mr. Coffield:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	You will expedite the review process if you address each
portion
of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Cover Page of the Prospectus

2.	Please highlight the reference to the risk factors discussion later in the prospectus by prominent type or in another manner.

Summary

Our Company, page 1

3.	Please briefly describe the recent reverse takeover and
provide
the more detailed description in the Business section of the prospectus. The Summary section should provide a brief overview of the key aspects of the filing, and does not need to contain the detailed information set forth in the prospectus. Please refer to 503(a) of Regulation S-B.

Goldstrike, page 2

4.	You state that immediately following the share exchange,
Goldstrike disposed of its mineral claims. We also note the risk factor regarding your prior business that you have on page 8, and exhibits 10.5 and 10.11 that you have filed to the registration statement. Please provide a brief discussion of the terms of the split-off in the Business section of the prospectus.

Recent Developments, page 2

5.	Please update your disclosure regarding the loan that
Goldstrike
provided to Gran Tierra Canada to indicate the terms of the loan and whether it has been paid off.

6.	Please provide us with copies of all of the documents
relating
to the private placements that closed on September 1, 2005, October
7, 2005, October 27, 2005, and February 2, 2006



Risk Factors

General

7.	We note that you have a going concern risk.  Please add a
separate risk factor that addresses your ability to continue to operate as a going concern.

Penalties We May Incur..., page 11

8.	This risk factor is very general and could apply to any
company
in your industry. Please revise this risk factor to clarify how it impacts your business and operations specifically.

Our Business Will Suffer if We Cannot Obtain..., page 13

9.	This risk factor is very general and could apply to any
company
in your industry. Please revise to make it specific to your business. For example, you state that your operations will require licenses and permits, and in some cases renewals, from governmental authorities. Please discuss the requirements for these licenses and permits, whether you have obtained any permits or licenses or the status of your pending applications.

Foreign Currency Exchange Rate Fluctuations..., page 13

10.	You state that there may be restrictions on expatriating
proceeds and/or adverse tax consequences associated with funding local operations. Please provide more information on the impact that these events could have on your operations. Please also indicate whether there are, at this time, any such restrictions or tax consequences.

Selling Stockholders, page 17

11.	In the footnotes to this table, please identify the natural
persons with power to vote or to dispose of the securities offered for resale by all of the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance`s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

Market For Common Equity and Related Stockholder Matters

Equity Compensation Plan, page 27

12.	Explain to us why the warrants issued to investors in the
private placements in September, October and December, 2005 are listed on the table under "Equity compensation plans not approved by security holders."

Management`s Discussion and Analysis

Overview, page 28

13.	We note your auditor`s report includes an explanatory
paragraph
indicating there is substantial doubt about your ability to continue as a going concern. Please disclose specifically within MD&A that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events and management`s plans to circumvent such conditions and events. Please refer to Section 607.02 of the Financial Reporting Codification for additional guidance.

14.	You state that your gross revenues were negatively impacted
by
extraordinary weather conditions in North Argentina, which reduced deliveries in November and December. Please add a risk factor that discusses the impact that severe weather may have on your operations.

15.	Please provide a discussion of your plan of operations for
the
next twelve months. For example, we note that on page 42 you state that you will be assessing the production potential of the Nacatimbay field, including opportunities to extend production.

16.	We note you filed Form 8-Ks on February 22, 2006 and March 2,
2006 to announce that you entered into agreements to acquire interests in certain properties. Please discuss the announced acquisitions of (a) a 50% interest in the El Vinalar Block in the Noroeste Basin of Argentina and (b) participation interests in eight
properties owned by Compania General de Combustibles S.A. in northern
Argentina. Specifically, please discuss the terms of these agreements, how you intend to fund the acquisitions, and how you anticipate these interests will impact your future results of operations and cash flows. Finally, tell us the reasons you decided
against disclosing these agreements to acquire property interests as
subsequent events within your financial statements.   If required
by
Item 601(10)(C) of Regulation S-B, please also file the acquisition agreements as exhibits.

Operating Expenses, page 29

17.	Please spell out the acronym DD&A.







Liquidity and Capital Resources

Liquidity, page 29

18.	Please discuss the existence and timing of capital
expenditures
and other known and reasonably likely cash requirements for the next twelve months, and expected sources of funding. Please refer to section 501.13 of the Financial Reporting Codification for more information.

19.	In regard to your cash requirements, you indicate that you
believe that your current operations can be maintained from existing cashflow and cash on hand barring unforeseen events or a severe downturn in oil and gas prices. Also, in Note 1 to the Financial Statements you state that you expect to incur substantial expenditures to further your capital investment programs. Please specify exactly how long your current cash on hand is expected to last and when you anticipate having to obtain more funding. We note that you state on page 30 that you are currently involved in financing initiatives. Please provide more information on those initiatives.

20.	Please describe to whom and when the $400,000 of restricted
cash
on your balance sheet is payable. Please also discuss if you have commitments to set aside additional amounts of restricted cash to fund future cash calls. Please add a risk factor, if necessary, to discuss risks if you are unable to fund cash calls of any joint venture.


Critical Accounting Estimates

Oil and Gas Accounting -Impairments, page 31

21.	You indicate that you must assess estimated discounted future cash flows to determine if properties are impaired and that these estimates require assumptions about reserves. You further state that the relationship between the reserves estimate and the estimated discounted cash flows is complex. Please provide a brief discussion of why this relationship is complex and identify the factors and assumptions that go into making a determination of impairment.
Please
refer to Section 501.14 of the Financial Reporting Codification for more information.

Business

The Argentina Acquisitions, page 38

22.	You indicate that Compania General de Combustibles S.A. (CGC)
is
a partner in all three Argentina properties. Please state whether your pending acquisition of interests of CGC include any of these properties. If so, please discuss how the acquisition would affect your operations.

Markets and Competition, page 39

23.	You state that the Palmar Largo oil is shipped by pipeline
and
truck to a nearby refinery and that prices are defined by a multiyear contract. Since these are your principal customers and suppliers, please file the contracts that you have with the pipeline, trucking company and refinery as exhibits. Please refer to Item 601 (10)
(B)
of regulation S-B. Please also add risk factors that discuss the risks to you if you, the pipeline, trucking company or refinery are unable to fulfill each of your respective obligations under the contracts. We note, for instance, that your gross revenues decreased in November and December due to reduced deliveries because of bad weather.

Environmental Compliance, page 40

24.	Please provide your costs of compliance with environmental
laws.

Employees, page 40

25.	Please update your disclosure in this section to February 28,
2006. We note that on page 36 you provide this updated information.

Additional Information, page 40

26.	Please revise your disclosure in this section to indicate
that
you are required to file annual reports, quarterly reports and other reports, as that will be your status when the registration statement goes effective.

Description of Property, page 41

27.	Please file as an exhibit the consent of Gaffney, Cline and
Associates to be named as experts in the registration statement.

Legal Proceedings, page 44

28.	Please revise your statements in this section to provide the disclosure, if applicable, required by Item 103 of Regulation S-B. Please also refer to the Instructions to this Item.







Directors, Executive Officers, Promoters and Control Persons

Board Committees, page 47

29.	Please delete the fourth sentence of the third paragraph of
this
section.

Security Ownership of Certain Beneficial Owners and Management,
page
49

30.	Please add to footnote 8 the identity of the natural person
who
has voting authority for the stock owned by Bank Sal. Oppenheim jr. &
Cie. (Switzerland) Ltd.

Executive Compensation

Director`s Compensation, page 51

31.	We note your disclosure that there are currently no
compensation
arrangements in place for the board of directors. However, we note that on page 59 you state that options were issued to your directors.
In addition, we note that under section 4 of your 2005 Equity Incentive Plan, outside Directors are eligible to receive awards. Please advise or revise.

2005 Equity Incentive Plan

Summary, page 51

32.	We note that your discussion of the terms of your 2005 Equity
Incentive Plan includes provisions that do not appear to be set forth in the plan document you filed as an exhibit to the registration statement. For example, you discuss Restricted Stock Units, Performance Grants, and Stock Awards in the prospectus, but they do not seem to be provided for in the plan document. In addition, you discuss Stock Appreciation Rights as a stand alone award, but under the plan document it appears that they may only be issued in tandem with options. Finally, you discuss limits on the amount of shares and cash that may be awarded to participants during certain periods, but these limitations do not appear to be in the plan document. Conversely, you do not discuss in the prospectus certain features of the plan contained in the document, such as reload options. Please advise or revise.

33.	Please state the persons eligible to receive awards under the
Plan.






Description of Securities

Special Voting Stock, page 58

34.	Please clarify that this stock is held by a trustee for the
benefit of the beneficial owners of the exchangeable shares and that the trustee may only cast votes based on the instructions given it by each beneficial owner.

Exchangeable Shares, page 58

35.	Please provide a brief description of the Insolvency Exchange
Rights and Automatic Exchange Rights of the holders of the exchangeable shares, in addition to any other special rights they have under the Voting Exchange and Support Agreement and the schedules thereto. In this regard we note that it appears that such holders also have the right to require the redemption of the exchangeable shares. Please also briefly describe the several rights that 1203647 Alberta Inc. and Gran Tierra have to acquire the exchangeable shares under the Voting Exchange and Support
Agreement
and the schedules thereto. Please file both Schedule A and Schedule
B to the Voting Exchange and Support Agreement as exhibits.

Indemnification; Limitation on Liability, page 59

36.	Please add a brief description of the indemnity provisions
contained in the executive officers` employment agreements, and in the indemnity agreement filed as exhibit 10.10. Please also state who has signed such indemnity agreement(s).

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 61

37.	We note that in conjunction with the reverse takeover, the
registrant has effectively undergone a change in auditors, from Moen and Company to Deloitte & Touche. Please provide the information required by Item 304 of Regulation S-B as required by Item 23 of Form
SB-2. In addition, please file an Item 4.01, Form 8-K to announce the change in accountant. Indicate within the Form 8-K that you should have provided this information within four business days after the occurrence of the change in accountant.

Recent Sales of Unregistered Securities, page II-2

38.	In regard to the private placement that occurred on December
14,
2005, it appears from the provisions of Section 2 of the
Subscription
Agreement that the offering may not have closed, since only
1,343,222
units were sold in that offering and the section 2 provides that closing will occur when 2.5 million units are sold. Please advise or revise.  Please also file as an exhibit the Escrow
Agreement referred to in section 2 of the Subscription Agreement.

39.	We note that you state that each of the three private
offerings
recently conducted by you were exempt from registration under section
4(2) of the Securities Act of 1933 or Rule 506 of Regulation D as the sales were made to only accredited investors. However, on page 16 you state that the securities were also sold to qualified institutional buyers as defined under rule 144A. Please revise or advise.

Undertakings, page II-7

40.	Please provide the undertaking required by Item 512(g)(2).

Exhibit 5.1

41.	We note that counsel limits its opinion regarding the
legality
of the securities being registered to the laws of the states of New
York and Delaware. However, it appears that the company is incorporated in Nevada. Please provide an opinion on the legality of the securities under Nevada law.

Engineering Comments

Risk Factors

Risks Related to Our Business, page 4

42.	Include a risk factor that identifies the risks of ownership of
non-operated properties and the impacts this may have on the company.

43.	Include a risk factor that explains that in the countries you operate in, natural gas prices tend to be materially lower than in North America where demand is strong and infrastructure well developed. Describe the effects this may have on your results.

44.	Include a risk factor that explains that all of your
operations
are in Argentina and provide a short description of recent political and economic conditions and the country`s policies on the pricing, and export, of oil and natural gas. Describe how these conditions and policies along with currency exchange rates may affect your future results.

45.	Remove the mitigating language under the risk factor
describing
local legal, political and economic factors which are beyond your control.




Management`s Discussion and Analysis, page 28

46.	Describe if the oil that you produce has any unusual
characteristics such as if it is heavy oil or contains high quantities of impurities such as sulfur or CO2 that impact production cost or selling price.

Results of Operations for 2005

Revenues, page 28

47.	You state that production before royalties averaged 336
barrels
of liquids per day. Please limit your disclosure of production and reserves to only volumes that are net to your interest. Please revise throughout your document.

48.	Reconcile for us the statement that production averaged 336
barrels of liquids per day and 561 Mcf of gas per day with the reserve table information on page F-19 which indicates oil and gas production was 40,922 barrels of oil and 68,422 Mcf in 2005.
These
quantities average out to 112 barrels per day and 185 Mcf of gas per day.

Business

Industry Introduction, page 34

49.	Please remove the statement attributed to NYMEX futures
exchange
on future oil prices as one cannot predict future oil prices with reasonable certainty.

50.	Please revise the section beginning with "Production levels
in a
field can be maintained by more intensive drilling" to a more balanced statement that explains that maintaining production levels can only be done for a short period of time, only if it is economical do so and if more intensive drilling is allowed under the existing spacing rules for the field.

Markets and Competitions, page 39

51.	Expand your disclosure to include Argentina`s policy on the
exporting of oil and gas. Also, include disclosure about gas markets in Argentina and the price you receive in Argentina for your gas production.

Description of Property

Reserves Summary, page 42

52.	Reconcile your statement that royalty is levied at 12% of
gross
production with the earlier disclosure under MD&A Overview that royalties paid for the year totaled $185,393 and net revenues were $1,059,297 for what appears to be 17.5% royalty payments.

Form 10-KSB for the fiscal year ended December 31, 2005

	Amend your Form 10-KSB in response to the following comments within ten business days of the date of this letter. Also, comply with these comments in the Form SB-2 as applicable.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 52

53.	We note you statement that you maintain disclosure controls
and
procedures that have been designed to ensure that information related to Gran Tierra is recorded, processed, summarized and reported on a timely basis. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

Financial Statements, page 20

General

54.	We note you present audited financial statements of Gran
Tierra
Energy Inc. from the date of its incorporation, January 26, 2005 through December 31, 2005. You also present an audited schedule of revenues, royalties and operating costs corresponding to your 14% interest in the Palmar Largo joint venture for the eight month period ended August 31, 2005. Item 310(a) of Regulation S-B requires you to present financial statements for the two most recent fiscal years. Since Gran Tierra Energy Inc.`s operations were insignificant prior to the acquisition of the Argentina assets of Dong Won S.A. on September 1, 2005, you are required to present financial information for this predecessor covering periods prior to your existence.

As the Argentinean joint ventures appear to represent predecessor activity, as defined by Rule 405 of Regulation C, we believe you should present complete audited financial statements for these predecessor operations, covering the year ended December 31, 2004, and the period from January 1, 2005 through August 31, 2005, the date of your acquisition. To further clarify, we expect the financial statements you will present will not be limited to audited statements of revenues and direct expenses, and will include financial information for all the Argentinean assets and operations acquired.


Consolidated Statements of Cash Flows, page 24
55.	Please separately report all major classes of operating cash flow reconciling items on the face of the statement of cash flows rather than netting all changes in the non-cash working capital accounts into a single line item.

Report of Independent Registered Chartered Accountants, page 21
56.	We note that although you are incorporated in Nevada, your
auditors are located in Vancouver, Canada. We believe that the audit report of a registrant (that is not a foreign private issuer) that is provided as prescribed under Article 2 of Regulation S-X, should ordinarily be rendered by an auditor licensed in the United States.
Please tell us how you concluded that it was appropriate to have an audit report issued by an auditor licensed outside of the United States. In addition, since you appear to have significant assets and liabilities and operations located outside of Canada, tell us where the majority of the audit work was conducted; explain where management and the accounting records are located; and indicate whether another accounting firm was involved in completing the audit.
If you require further guidance or clarification of our position on this subject, you may refer to Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" located on our website at the following address: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217

Note 1 - Description of Business and Going Concern, page 26

57.	We note your disclosure in which you explain that the
transaction between Goldstrike, Inc. and Gran Tierra Energy, Inc. was accounted for as a reverse takeover, identifying Gran Tierra Energy
Inc. as the accounting acquirer, and Goldstrike, Inc. as the target entity for financial reporting purposes. Please clarify within your disclosure which entity retained or received the larger portion of the voting rights in the combined corporation. If the shareholders of Gran Tierra Energy Inc. immediately before the transaction did not hold the majority of the voting rights of the combined corporation subsequent to the share exchange, submit support for your treatment of this transaction as a reverse takeover.

58.	We note your disclosure in which you state Goldstrike
Exchange
Co. acquired the remaining shares of Gran Tierra Canada outstanding after the initial share exchange for shares of common stock of Gran
Tierra Energy Inc. using the same exchange ratio used in the initial exchange transaction. As the acquisition of a minority interest is ordinarily accounted for under the purchase method, please modify your disclosure to clarify whether or not you applied the guidance of
SFAS 141 to account for the acquisition of the remaining shares of Gran Tierra

Canada. If you have not, describe the methodology applied, and the reasons you believe this accounting is appropriate.

Note 2 - Significant Accounting Policies, page 27

Inventory, page 28
59.	Disclose your method of determining the cost of inventory as required by paragraph 9 of Chapter 3A of ARB 43.

Revenue recognition, page 30
60.	Disclose your method of accounting for gas imbalances as well as
the amount of any imbalance in terms of unit and value as required by
EITF 90-22.

Note 3 - Capital Assets, page 33
61.	Please disclose the nature of the costs you have capitalized
and
classified as "Material and supplies," so that it is clear why you have not begun to depreciate this capital asset.
Note 4 - Share Capital, page 34

Warrants, page 34

62.	We note through a series of private placements you raised
proceeds through the issuance of units with each unit consisting one share of common stock and one warrant. We further note the shares of common stock and warrants carry registration rights. SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants as well as instruments with embedded conversion features. Please submit the analyses that you performed, consideringthis guidance, in determining the appropriate accounting for the warrants you have issued. If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at the following address:
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf








Note 5 - Asset Retirement Obligations, page 36
63.	Tell us why you have recorded no accretion for the asset
retirement obligation. As indicated in paragraph 13 of SFAS 143, in periods subsequent to the initial measurement date, you are required to recognize changes in the asset retirement obligation resulting from the passage of time.

Note 6 - Income Taxes, page 36
64.	We note your disclosure in which you state the deferred tax
assets relates to your activities in Argentina.  Please disclose in
further detail the components of this deferred tax asset balance as
required by paragraph 43 of SFAS 109.
65.	Disclose the expiration date of your operating loss
carryforwards as required by paragraph 48 of SFAS 109.

Oil and Gas Producing Activities, page 39

C.  Costs Incurred - Period Ended December 31, 2005, page 40
66.	The amounts presented in the "Asset retirement costs" line
item
should be attributed to the assets to which the corresponding asset retirement liability relates to comply with the guidance in paragraph
11 of SFAS 143. As there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69, we believe you should revise your presentation accordingly. Similarly, it appears you should re-label the line item "Loans Incurred." For further clarification you may refer to our February 2004 industry letter, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












      You may contact Jenifer Gallagher at (202) 551-3706 or, in her
absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  You may contact Jim
Murphy
at (202) 551-3703 if you have any questions regarding the
engineering
comments.  Please contact Donna Levy at (202) 551-3292 or me at
(202)
551-3745 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Louis W. Zehil, Esq.
      Rachel Manpz, Esq.
      Karl Hiller (SEC)
      Jenifer Gallagher (SEC)
      James Murphy (SEC)
      Donna Levy (SEC)


Mr. Dana Coffield
Gran Tierra Energy Inc.
Page 16